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                                                                    EXHIBIT 20.1

                      CYTYC CORPORATION ADOPTS STOCKHOLDER
                                  RIGHTS PLAN

     BOXBOROUGH, Mass., August 7, 1997 /PRNewswire/ -- Cytyc Corporation (NASDAQ:CYTC) announced today that its board of directors adopted a Stockholder Rights Plan in which preferred stock rights will be distributed as a rights dividend at the rate of one right for each share of common stock held as of the close of business on September 5, 1997. Patrick J. Sullivan, the Company's Chief Executive Officer, said that "The Board did not adopt this Rights Plan in response to any specific offer or threat, but rather it is designed to protect the stockholders of the Company against future takeover tactics that are coercive or unfair."

     The Rights Plan is designed to enable all stockholders of Cytyc to realize the long-term value of their investment in the Company. Specifically, the Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of Cytyc without offering a fair price to all of the Company's stockholders. "These coercive tactics," Mr. Sullivan noted, "can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of the shares." Mr. Sullivan added that the Rights Plan should not restrict consideration by the Board of any offer on terms favorable to all stockholder and that similar plans have been adopted by over 1,000 public companies, including many in the healthcare and life sciences industries.

     Each right will entitle holders of Cytyc common stock to buy 1/100th of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $110. The rights will be exercisable only after the Distribution Date (as defined in the Rights Plan) which occurs if a person or group acquires more than 15% of the common stock, or announces a tender or exchange offer which would result in its ownership of 15% or more of the common stock, or a person owning 10% or more of the common stock is determined by the board to be an Adverse Person, as defined in the Rights Plan.

     If any person or group becomes the beneficial owner of 20% or more of the common stock except pursuant to a tender offer for all shares at a price that a majority of the continuing directors determines to be fair; a stockholder that owns 15% or more of the outstanding common stock engages in a merger with the Company in which the Company survives and its common stock remains outstanding and unchanged; certain other self-dealing events involving the Company and a stockholder that owns 15% or more of the outstanding common stock occur; or, under certain circumstances, the board determines a 10% or more stockholder to be an Adverse Person, each right not owned by such stockholder or related parties will entitle its holder to purchase, at the then current exercise price of the right, common stock of Cytyc Corporation (or, in certain circumstances, a combination of cash, property, common stock or other securities or a reduction in the exercise price) having a value of twice the right's exercise price. In such circumstances, the Company may also exchange one share of common stock for each right outstanding. In addition, if the Company is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells or

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transfers more than 50% of its assets or earning power to another person, each right that has not previously been exercised will entitle its holder to purchase, at the then current exercise price of the right, shares of common stock of such other person having a value of twice the right's exercise price.

     The Company can, in certain circumstances, redeem the rights at $.01 per right. The rights will expire on September 5, 2007, unless earlier redeemed or exchanged.

     Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.

     Cytyc Corporation develops, manufacturers and markets the ThinPrep sample preparation system for medical diagnostic applications (the "ThinPrep System"). The ThinPrep System consists of the ThinPrep 2000 Processor and related disposable reagents, filters and other supplies. Cytyc received FDA clearance in May 1996 to use the ThinPrep System as a replacement for the conventional Pap smear in the detection of cervical cancer. Currently, more than 550 ThinPrep Systems are used in the diagnosis of cancers, including cancers of the cervix, lung, bladder, and gastrointestinal tract, and in the preparation of fine needle aspiration of thyroid and breast tissue.

     Cytyc(R), ThinPrep(R), and PreservCyt(R) are registered trademarks and ThinPrep(R) Pap Test(TM) is a trademark of Cytyc Corporation.

     Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding current or future financial performance, management's plans and objectives for future operations, product plans and performance, potential savings to the healthcare system, management's assessment of market factors, as well as statements regarding the strategy and plans of the Company, constitute forward-looking statements which involve risks and uncertainties, including, without limitation, risks associated with the Company's dependence on a single product, uncertainty of market acceptance and additional cost, dependence on third-party reimbursement, limited marketing and sales experience, and limited number of customers and lengthy sales cycle, and as well as risks of downturns in economic conditions generally, and in the healthcare industry specifically, risks associated with competition and competitive pricing pressures, and other risks detailed in the Company's filings with the Securities and Exchange Commission, and in its 1996 Form 10-K and its Form 10-Q for the quarter ended June 30, 1997 filed with the Securities and Exchange Commission.

CONTACT: Joseph W. Kelly, Chief Financial Officer, or Anne Rivers, Investor Relations, both of Cytyc Corporation 508-266-3010; or Robert P. Jones or Meredith Pudalov, investors, or David Sassoon, media, 212-850-5600 or Maryellen Royle or Dorland Sweeney Jones, healthcare media, 215-625-0111, all of Morgen-Walke Associates